Filed pursuant to Rule 424(b)(3)
File No. 333-268405 and 377-06056
TPG TWIN BROOK CAPITAL INCOME FUND
SUPPLEMENT NO. 5 DATED SEPTEMBER 26, 2024
TO THE PROSPECTUS DATED APRIL 30, 2024

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of TPG Twin Brook Capital Income Fund (formerly known as, “AG Twin Brook Capital Income Fund”) (“we,” “us,” “our,” or the “Fund”), dated April 30, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is:

•to update the Prospectus to reflect the name change of the Fund to “TPG Twin Brook Capital Income Fund”; and
•to make other updates to the Prospectus.

Fund Name Change

On September 25, 2024, the Fund’s name was changed from “AG Twin Brook Capital Income Fund” to “TPG Twin Brook Capital Income Fund”. All references in the Prospectus to “AG Twin Brook Capital Income Fund” are deleted and replaced with “TPG Twin Brook Capital Income Fund”.

Other Updates to Prospectus

The following replaces the third paragraph of the “Description of our Shares—Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses” section of the Prospectus:

Further, we will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Indemnitee determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Fund, (ii) the Indemnitee was acting on behalf of or performing services for the Fund, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is the Sponsor (as defined in the Declaration of Trust) or a Trustee (other than an independent Trustee or the Delaware Trustee), officer, employee, controlling person or agent of the Fund, (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent Trustee or an employee, agent, officer or trustee of the Delaware Trustee or (C) gross negligence, bad faith or willful misconduct, in the case that the party seeking indemnification is the Delaware Trustee, and (iv) the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.

The following replaces the paragraph in the “Description of our Shares—Delaware Law and Certain Declaration of Trust Provisions—Lending Practices” section of the Prospectus:

Our Declaration of Trust provides that, with respect to financing made available to us by the Adviser and/or its affiliates, the Adviser and/or its affiliates may not receive interest in excess of the lesser of the Adviser’s and/or its affiliate’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. The Adviser and/or its affiliates may not impose a prepayment charge or penalty in connection with such financing and the Adviser and/or its affiliates may not receive points or other financing charges. In addition, the Adviser and/or its affiliates will be prohibited from providing financing to us with a term in excess of 12 months.

The following replaces the fifth paragraph in the “Description of our Shares—Delaware Law and Certain Declaration of Trust Provisions—Action by Shareholders” section of the Prospectus.

Our Sponsor may not, without the approval of holders of a majority of the outstanding shares entitled to vote on such matters (or such other approval as may be required under the mandatory provisions of any applicable laws or regulations, or other provisions of the Declaration of Trust):

•amend the Investment Management Agreement except for amendments that would not adversely affect the rights of our shareholders;
•except as otherwise permitted under the Investment Management Agreement, voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;

•appoint a new investment adviser (other than a sub-adviser pursuant to the terms of the Investment Management Agreement and applicable law); or
•sell all or substantially all of our assets other than in the ordinary course of business.

The first sentence in the section “Description of our Shares—Delaware Law and Certain Declaration of Trust Provisions—Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution” is deleted in its entirety from the Prospectus.